Filed Pursuant to Rule 433
Registration No. 333-180289
May 22, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012
and Prospectus Supplement dated March 22, 2012)



Structured
Investments

HSBC USA Inc.

$

Autocallable Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the Japanese Yen due June 3, 2015

General

- Terms used in this free writing prospectus are described or defined herein, in the prospectus supplement and prospectus. The Notes will have the terms described herein and in the prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.**
- Although the offering relates to a Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing June 3, 2015.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- If the terms of the Notes set forth below are inconsistent with those described in the prospectus supplement and prospectus, the terms set forth below will supersede.
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer:	HSBC USA Inc.
Basket:	The Notes are linked to an equally weighted basket consisting of the Canadian Dollar, the Mexican Peso and the U.S. Dollar (each a "Basket Currency," and together, the "Basket Currencies") that measures the performance of each Basket Currency relative to the Japanese Yen.
Principal Amount:	$1,000 per Note
Trade Date:	May 24, 2013
Pricing Date:	May 24, 2013
Original Issue Date:	June 3, 2013
Final Valuation Date:	May 27, 2015, subject to adjustment as described herein.
Maturity Date:	5 business days after the Final Valuation Date, and expected to be June 3, 2015. The Maturity Date is subject to adjustment as described under "Market Disruption Events" herein.
Call Feature:	The Notes will be automatically called if the Basket Return on any Observation Date is positive. In such case, you will receive a cash payment equal to the Call Price.
Call Price:	If the Notes are automatically called, you will receive, on the applicable Call Settlement Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus a Call Premium calculated as follows:

- 4.25% × $1,000 if automatically called on the first Observation Date;
- 8.50% × $1,000 if automatically called on the second Observation Date;
- 12.75% × $1,000 if automatically called on the third Observation Date; and
- 17.00% × $1,000 if automatically called on the Final Valuation Date.

Observation Dates:	November 25, 2013, May 27, 2014, November 25, 2014 and the Final Valuation Date (May 27, 2015), subject to adjustment as described under "Market Disruption Events" herein.
Call Settlement Date:	With respect to each Observation Date, including the Final Valuation Date, five business days following the applicable Observation Date. A Call Settlement Date is also subject to postponement as described under "Market Disruption Events" herein.
Payment at Maturity:	**If the Notes are not automatically called,** you will receive a cash payment on the Maturity Date, the amount of which will depend on the performance of the Basket. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

- **If the Basket Return on the Final Valuation Date is less than or equal to zero but greater than or equal to -10%,** you will receive a cash payment on the Maturity Date equal to 100% of the Principal Amount.
- **If the Basket Return on the Final Valuation Date is less than -10%,** you will receive a cash payment on the Maturity Date equal to:
  $1,000 + ($1,000 × Basket Return).

If the Basket Return on the Final Valuation Date is less than -10%, your payment at maturity will reflect the full depreciation in the Final Basket level, as compared to the Initial Basket Level, and you will lose some or all of your investment. **This means that if the Basket Return on the Final Valuation Date is -100%, you will lose your entire investment.** For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Basket?" herein.

Basket Return:	The quotient, expressed as a percentage, of (i) the Basket Observation Level minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a formula:

$$\frac{\text{Basket Observation Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level:	Set equal to 100 on the Pricing Date.
Basket Observation Level:	The level of the Basket on the applicable Observation Date, which will be calculated as follows: 100 × [1 + (the sum of the Currency Performance multiplied by the respective Currency Weighting for each Basket Currency)]
Final Basket Level:	The Basket Observation Level on the Final Valuation Date.
Currency Performance:	With respect to each Basket Currency, the performance of the relevant Basket Currency from the Initial Spot Rate to the Observation Spot Rate, calculated as follows:

$$\frac{\text{Observation Spot Rate} - \text{Initial Spot Rate}}{\text{Observation Spot Rate}}$$

Spot Rate:	For each Basket Currency, the spot exchange rate for such currency against the Japanese Yen, as determined by the Calculation Agent as described under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of Japanese Yen that may be exchanged for one unit of that Basket Currency. The Spot Rates are subject to the provisions set forth under "Market Disruption Events" herein.
Initial Spot Rate:	The Spot Rate as determined by the Calculation Agent in its sole discretion on the Pricing Date.
Observation Spot Rate:	The Spot Rate as determined by the Calculation Agent in its sole discretion on the applicable Observation Date.
Calculation Agent:	HSBC or one of its affiliates
CUSIP/ISIN:	40432XFN6/US40432XFN66
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" beginning on page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

	Price to Public[(1)]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$15	$985
Total	$	$	$

[(1)] Certain fiduciary accounts purchasing the Notes will pay a purchase price of $985 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:		
Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

JPMorgan
Placement Agent
May [•], 2013

Autocallable Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the Japanese Yen due June 3, 2015

Summary Terms

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns on the Notes. These charts should be reviewed together with the disclosure regarding the Notes contained in this free writing prospectus as well as in the accompany prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment on the Notes upon a call or at maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Basket Level of 100 and the Call Premium of 4.25%, 8.50%, 12.75% and 17.00% for the first Observation Date, second Observation Date, third Observation Date and Final Valuation Date, respectively. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Note Characteristics

Underlying	Basket
Currency	JPY
Buffer Zone at Expiry	-10%
Call Premium if Called	8.50% per year
Maximum potential gain	17% (8.50% per year)
Maximum potential loss	100%
Maturity	24 months

• Appreciation Potential:
- If the Basket Observation Level is greater than the Initial Basket Level on an Observation Date, you will receive the Principal Amount plus the applicable Call Premium.

• No Guaranteed Return of Principal:
- If the Notes are not called and the Basket Return on the Final Valuation Date is less than -10%, you will lose 1% of the Principal Amount for every 1% decline in the Basket. You may lose up to 100% of your investment.

Hypothetical Return on Autocallable Notes



1st Observation Date
2nd Observation Date
3rd Observation Date
Final Valuation Date
If Basket Observation Level > Initial Basket Level, Note is called and investor receives Call Price
If Basket Observation Level > Initial Basket Level, Note is called and investor receives Call Price
If Basket Observation Level > Initial Basket Level, Note is called and investor receives Call Price
If Basket Observation Level > Initial Basket Level, Note is called and investor receives Call Price
Initial Level
If Basket Observation Level < = Initial Basket Level,
Go to 2nd Observation Date
If Basket Observation Level<= Initial Basket Level
Go to 3rd Observation Date
If Basket Observation Level<= Initial Basket Level
Go to Final Valuation Date
Full protection at maturity up to “Buffer Zone”
-10%
Below “Buffered Zone”, 1% loss per 1% decline of Basket

Risk/Considerations

We urge you to read “Selected Risk Considerations” herein and “Risk Factors” beginning on page S-3 of the prospectus supplement. Investing in the Notes is not equivalent to investing directly in the Basket Currencies. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with you advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

- Suitability of the Notes for investment.
- Your investment in the Notes may result in a loss.
- Your return on the Notes is limited.
- The Notes are subject to the credit risk of HSBC USA Inc.
- Changes in the values of the Basket Currencies may offset each other.
- Investing in the Notes is not equivalent to investing directly in the Basket Currencies.
- Currency markets may be volatile.
- Legal and regulatory risks.
- If the liquidity of any Basket Currency is limited, the value of the Notes would likely be impaired.
- We have no control over the exchange rate between each of the Basket Currencies and the Japanese Yen.
- The Payment formula for the Notes will not take into account all developments in the Basket Currencies.
- The Notes are subject to emerging market political and economic risks.
- The Notes are subject to currency exchange risk.
- No interest payments.
- Potentially inconsistent research, opinions or recommendations by HSBC and JPMorgan.
- Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.
- The Notes lack liquidity.
- Potential conflicts.
- The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
- Historical Performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the Notes.

Hypothetical Return on the Notes

Basket Observation Level	Basket Return on the Applicable Observation Date	Total Return on the First Call Settlement Date	Total Return on the Second Call Settlement Date	Total Return on the Third Call Settlement Date	Total Return at Maturity
200.00	100.00%	4.25%	8.50%	12.75%	17.00%
180.00	80.00%	4.25%	8.50%	12.75%	17.00%
160.00	60.00%	4.25%	8.50%	12.75%	17.00%
150.00	50.00%	4.25%	8.50%	12.75%	17.00%
140.00	40.00%	4.25%	8.50%	12.75%	17.00%
130.00	30.00%	4.25%	8.50%	12.75%	17.00%
125.00	25.00%	4.25%	8.50%	12.75%	17.00%
120.00	20.00%	4.25%	8.50%	12.75%	17.00%
115.00	15.00%	4.25%	8.50%	12.75%	17.00%
110.00	10.00%	4.25%	8.50%	12.75%	17.00%
108.70	8.70%	4.25%	8.50%	12.75%	17.00%
105.00	5.00%	4.25%	8.50%	12.75%	17.00%
100.00	**0.00%**	**N/A**	**N/A**	**N/A**	**0.00%**
95.00	-5.00%	N/A	N/A	N/A	**0.00%**
90.00	-10.00%	N/A	N/A	N/A	**0.00%**
85.00	-15.00%	N/A	N/A	N/A	-15.00%
80.00	-20.00%	N/A	N/A	N/A	-20.00%
75.00	-25.00%	N/A	N/A	N/A	-25.00%
70.00	-30.00%	N/A	N/A	N/A	-30.00%
60.00	-40.00%	N/A	N/A	N/A	-40.00%
50.00	-50.00%	N/A	N/A	N/A	-50.00%
40.00	-60.00%	N/A	N/A	N/A	-60.00%
20.00	-80.00%	N/A	N/A	N/A	-80.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the Basket identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Basket identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 5 of this free writing prospectus and "Risk Factors" beginning on page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Selected Purchase Considerations

- **CALL FEATURE** — The Notes will be automatically called if the Basket Return on any Observation Date is positive. If the Notes are automatically called, you will receive, on the applicable Call Settlement Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus a Call Premium amount indicated on the cover hereof.

- **RETURN OF PRINCIPAL ONLY IF THE BASKET RETURN IS GREATER THAN OR EQUAL TO -10%** — If the Notes are not automatically called, we will pay you your principal back at maturity if the Basket Return on the Final Valuation Date is equal to or greater than -10%. If the Basket Return is less than -10%, you will lose 1% of your Principal Amount for every 1% that the Final Basket Level has depreciated as compared to the Initial Basket Level. **You will lose your entire initial investment if the Basket Return is -100%.**

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the Notes is linked to the performance of an equally weighted basket of three currencies, which we refer to as the Basket Currencies, relative to the Japanese Yen, on the applicable Observation Date. **Accordingly, the level of the Basket increases if the Basket Currencies strengthen in value relative to the Japanese Yen**. The Basket derives its value from an equally weighted group of currencies consisting of the Canadian Dollar, the Mexican Peso and the U.S. Dollar.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Basket. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Basket. Assuming this characterization is respected, upon a sale or exchange of a Note, you should recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Note, which should equal the amount you paid to acquire the Note. Your gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss for U.S. federal income tax purposes, unless an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") is available and made to treat such gain or loss as capital gain or loss ("Section 988 election"). The Section 988 election is generally available for a forward contract, a futures contract, or option on foreign currencies as described in Section 988 of the Code. Although not clear, a U.S. Holder (as defined in the accompanying prospectus supplement) may be entitled to make a Section 988 election with respect to the Notes. If a Section 988 election is available in respect of the Notes, in order for the election to be valid, a U.S. Holder must: (A) make the Section 988 election by clearly identifying the investment in the Notes on its books and records on the date the holder acquires the Notes as being subject to the Section 988 election (although no specific language or account is necessary for identifying a transaction on the holder's books and records, the method of identification must be consistently applied and must clearly identify the pertinent transaction as subject to the Section 988 election); and (B) verify the election by attaching a statement to the holder's income tax return, which must include (i) a description and the date of the Section 988 election, (ii) a statement that the Section 988 election was made before the close of the date that the Notes were acquired, (iii) a description of the Notes and the maturity date of the Notes or, alternatively, the date on which the Notes were sold or exchanged, (iv) a statement that the Notes were never part of a "straddle" as defined in Section 1092 of the Code, and (v) a statement that all transactions subject to the Section 988 election are included on the statement attached to the holder's income tax return. If a Section 988 election is available and validly made in respect of the Notes, gain or loss recognized upon the sale or exchange of the Notes should be treated as capital gain or loss. Capital gain recognized by an individual U.S. Holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations. Prospective investors should consult their tax advisors regarding the availability, applicable procedures and requirements, and consequences of making a Section 988 election in respect of the Notes.

  Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the Notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the Notes could be treated either as "foreign currency contracts" within the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the Notes is properly treated as a debt instrument denominated in a foreign currency. The Notes are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the Notes for U.S. Holders, possibly with retroactive effect.

  Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Notes.

  For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket or any Basket Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not automatically called and the Basket Return is less than -10%. In such case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes and will reflect the full depreciation of the Final Basket Level as compared to the Initial Basket Level. You will lose your entire initial investment if the Basket Return on the Final Valuation Date is -100%. An investment in the Notes does not guarantee return of principal and you may receive less at maturity than you originally invested in the Notes, or you may receive nothing at maturity.

- **YOUR RETURN ON THE NOTES IS LIMITED** — You will receive a positive return on the Notes only if the Notes are automatically called when the Basket Return on the applicable Observation Date is positive. In that case, you will receive a fixed cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the applicable Call Premium amount, regardless of any appreciation in the Basket level, as compared to the Initial Basket Level, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Basket during the term of the Notes.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **CHANGES IN THE VALUES OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER** — Movements in the value of each of the Basket Currencies, with respect to the Japanese Yen, may not correlate with each other. At a time when one or more of the Basket Currencies appreciates in value relative to the Japanese Yen, the other Basket Currencies may not appreciate as much or may even depreciate. Therefore, in calculating the Basket Return, appreciation in one or more of the Basket Currencies may be moderated, or more than offset, by lesser appreciation or depreciation in the other Basket Currencies.

- **INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES** — You may receive a lower return than you would have received if you had invested directly in the Basket Currencies. The Basket Return is dependent solely on the formula set forth above and not on any other formula that could be used for calculating currency performances. As such, the Basket Return may be materially different from the return on a direct investment in the respective Basket Currencies.

- **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the level of the Basket on the Pricing Date or the Observation Dates, and therefore, the value of your Notes.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

- **IF THE LIQUIDITY OF ANY BASKET CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of a Basket Currency on an Observation Date would likely have an adverse effect on the Observation Spot Rate for that Basket Currency, and therefore, on the return of your Notes. Limited liquidity relating to a Basket Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Currency Performance for that Basket Currency using its normal means. The resulting discretion by the Calculation Agent in determining the Currency Performance of that Basket Currency and the Basket Return could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER THE EXCHANGE RATE BETWEEN EACH OF THE BASKET CURRENCIES AND THE JAPANESE YEN** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the Japanese Yen and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes, which are affected by the exchange rate between each of the Basket Currencies and the Japanese Yen.

- **THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES** — Changes in the Basket Currencies during the term of the Notes other than on the Observation Dates will not be reflected in determining whether the Notes will be automatically called and the calculation of the Payment at Maturity. The Basket Return will be calculated only as of the Observation Dates. As a result, the Basket Return on an Observation Date may be less than or equal to zero even if the Basket Currencies had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on that Observation Date.

- **THE NOTES ARE SUBJECT TO POLITICAL AND ECONOMIC RISKS OF AN EMERGING MARKET** — The Mexican Peso is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Mexican Peso, and, consequently, the return on the Notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the Japanese Yen and the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments in Canada, Mexico, the United States and Japan between each country and its major trading partners; and

  - the extent of governmental surplus or deficit in Canada, Mexico, the United States and Japan.

Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by Canada, Mexico, the United States and Japan, and those of other countries important to international trade and finance.

- **NO INTEREST PAYMENTS** — As a holder of the Notes, you will not receive interest payments.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Basket Currencies, and therefore, the market value of the Notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Basket Currencies and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES** — It is impossible to predict whether any of the Spot Rates for the Basket Currencies will rise or fall. The Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Basket Currencies or determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon a call or at maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events occurs, the Calculation Agent will determine the Spot Rates of the Basket Currencies and the Basket Return in good faith and in a commercially reasonable manner, or postpone an Observation Date, the Final Valuation Date, or the Maturity Date, which may adversely affect the return on your Notes. For example, if the source for an exchange rate of a Basket Currency is not available on an Observation Date, including the Final Valuation Date, the Calculation Agent may determine the exchange rate for that Basket Currency for such date, and such determination may adversely affect the return on your Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Spot Rates of the Basket Currencies on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the actual and expected exchange rates and volatility of the exchange rates between each Basket Currency and the Japanese Yen;

    - the time to maturity of the Notes;

    - interest and yield rates in the market generally and in the markets of the Basket Currencies and the Japanese Yen;

    - a variety of economic, financial, political, regulatory or judicial events; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Basket?

The following table illustrates the hypothetical total return on the Notes that could be realized on the applicable Observation Date for a range of performances in the Basket. There will be only one payment on the Notes whether automatically called or at maturity. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment upon a call or at maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Initial Basket Level of 100 and the Call Premium of 4.25%, 8.50%, 12.75% and 17.00% for the first Observation Date, second Observation Date, third Observation Date and Final Valuation Date, respectively. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Observation Level	Basket Return on the Applicable Observation Date	Total Return on the First Call Settlement Date	Total Return on the Second Call Settlement Date	Total Return on the Third Call Settlement Date	Total Return at Maturity
200.00	100.00%	4.25%	8.50%	12.75%	17.00%
180.00	80.00%	4.25%	8.50%	12.75%	17.00%
160.00	60.00%	4.25%	8.50%	12.75%	17.00%
150.00	50.00%	4.25%	8.50%	12.75%	17.00%
140.00	40.00%	4.25%	8.50%	12.75%	17.00%
130.00	30.00%	4.25%	8.50%	12.75%	17.00%
125.00	25.00%	4.25%	8.50%	12.75%	17.00%
120.00	20.00%	4.25%	8.50%	12.75%	17.00%
115.00	15.00%	4.25%	8.50%	12.75%	17.00%
110.00	10.00%	4.25%	8.50%	12.75%	17.00%
108.70	8.70%	4.25%	8.50%	12.75%	17.00%
105.00	5.00%	4.25%	8.50%	12.75%	17.00%
100.00	**0.00%**	**N/A**	**N/A**	**N/A**	**0.00%**
95.00	-5.00%	N/A	N/A	N/A	**0.00%**
90.00	-10.00%	N/A	N/A	N/A	**0.00%**
85.00	-15.00%	N/A	N/A	N/A	-15.00%
80.00	-20.00%	N/A	N/A	N/A	-20.00%
75.00	-25.00%	N/A	N/A	N/A	-25.00%
70.00	-30.00%	N/A	N/A	N/A	-30.00%
60.00	-40.00%	N/A	N/A	N/A	-40.00%
50.00	-50.00%	N/A	N/A	N/A	-50.00%
40.00	-60.00%	N/A	N/A	N/A	-60.00%
20.00	-80.00%	N/A	N/A	N/A	-80.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Basket appreciates from the Initial Basket Level of 100 to a Basket Observation Level of 180 on the first Observation Date. Because the Basket Observation Level on the first Observation Date of 180 reflects an appreciation of the Basket, as compared to the Initial Basket Level, the Notes are automatically called, and the investor receives a single payment of $1,042.50 per $1,000 Principal Amount of Notes on the first Call Settlement Date.

Example 2: The Basket depreciates from the Initial Basket Level of 100 to a Basket Observation Level of 90 on the first Observation Date, 80 on the second Observation Date, 85 on the third Observation Date and 95 on the Final Valuation Date. Because (a) the Basket Observation Level on each of the Observation Dates (90, 80, 85 and 95) reflects a depreciation of the Basket, as compared to the Initial Basket Level and (b) on the Final Valuation Date, the Basket has not depreciated by more than 10%, as compared to the Initial Basket Level, the Notes are not automatically called, and the investor receives a Payment at Maturity of $1,000.00 per $1,000 Principal Amount of Notes.

Example 3: The Basket depreciates from the Initial Basket Level of 100 to a Basket Observation Level of 60 on the first Observation Date, 80 on the second Observation Date, 75 on the third Observation Date and 70 on the Final Valuation Date. Because (a) the Basket Observation Level on each of the Observation Dates (60, 80, 75 and 70) reflects a depreciation of the Basket, as compared to the Initial Basket Level and (b) on the Final Valuation Date, the Basket has depreciated by more than 10%, as compared to the Initial Basket Level, the Notes are not automatically called, and the investor receives a Payment at Maturity that is less than the Principal Amount for each $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times -30\%) = \$700.00$$

Historical Performance of the Basket Currencies

The following first three graphs set forth the historical performance of each Basket Currency based on exchange rates of the Basket Currency relative to the Japanese Yen from May 20, 2008 through May 20, 2013. The JPYCAD exchange rate on May 20, 2013 was 99.8450. The JPYMXN exchange rate on May 20, 2013 was 8.3159. The JPYUSD exchange rate on May 20, 2013 was 102.2700. We obtained the exchange rates below from the Bloomberg Professional® service. We have not made any independent investigation as to the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return.

The last graph below shows the *hypothetical* daily performance of the Basket from May 20, 2008 through May 20, 2013, assuming that the Basket level on May 20, 2008 was 100, that each Basket Currency had a 1/3 weight in the Basket on that date, and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the exchange rate of any Basket Currency on any Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment. The closing exchange rates in the graph below were the rates reported by the Bloomberg Professional® Service and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that will be derived from the applicable Reuters page.

Historical Performance of the Canadian Dollar



Source: Bloomberg

Historical Performance of the Mexican Peso



Source: Bloomberg

Historical Performance of the U.S. Dollar



Source: Bloomberg

Currency Basket Performance



Source: Bloomberg

Spot Rates

The Spot Rate for the Canadian Dollar on each date of calculation will be the Japanese Yen/Canadian Dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese Yen that may be exchanged for one Canadian Dollar, as reported by Reuters on Page "WMRSPOT09" (in the MID column) or any substitute page, at or after 4:00 p.m. (London, England time), rounded to four decimal places.

The Spot Rate for the Mexican Peso on each date of calculation will be the Japanese Yen/Mexican peso exchange rate, expressed as the amount of Japanese Yen that may be exchanged for one Mexican Peso, for settlement on the same day, as reported on Reuters page "WMRSPOT", or any successor page, at approximately 4:00 p.m. (London, England time), rounded to four decimal places.

The Spot Rate for the U.S. Dollar on each date of calculation will be the Japanese Yen/U.S. Dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese Yen that may be exchanged for one U.S. Dollar, as reported by Reuters on Page "WMRSPOT09" (in the MID column) or any substitute page, at or after 4:00 p.m. (London, England time), rounded to four decimal places.

If the Spot Rate for any Basket Currency is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner, or the applicable Observation Date may be postponed by the Calculation Agent, as described below in "Market Disruption Events."

Market Disruption Events

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from valuing any Basket Currency in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more of the Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on an Observation Date for a Basket Currency, the Calculation Agent may determine the value of that Basket Currency in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone that Observation Date and the applicable Call Settlement Date, or the Final Valuation Date and the Maturity Date, as applicable, for up to five scheduled trading days, each of which may adversely affect the return on your Notes. If any Observation Date or the Final Valuation Date has been postponed for five consecutive scheduled trading days and a Market Disruption Event continues on the fifth scheduled trading day, then that fifth scheduled trading day will nevertheless be the Observation Date or Final Valuation Date, as applicable, and the Calculation Agent will determine the value of that Basket Currency on such date using the formula for and method of determining such value that applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner). For the avoidance of doubt, if no market disruption event exists with respect to a Basket Currency on the scheduled Observation Date, the determination of that Basket Currency's Observation Spot Rate will be made on that date, irrespective of the existence of a market disruption event with respect to one or more of the other Basket Currencies occurring on that date.

If any Call Settlement Date or the Maturity Date is not a business day, the amounts payable will be paid on the next following business day and no interest will be paid in respect of such postponement.

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Basket Return (including the Final Basket Level). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $15.00 per $1,000 Principal Amount of Notes. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $985.00 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the cover page of this document, which is expected to be the fifth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.